GEE Group Inc.

7751 Belfort Parkway, Suite 150

Jacksonville, Florida 32256

August 10, 2020 Mr. Scott Andereggs Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549

Re:	GEE Group Inc. Registration Statement on Form S-3, as amended Filed: July 31, 2020 File No. 333-240280

Dear Mr. Andereggs:

The Company hereby requests that the effective date and time of the above referenced Registration Statement be accelerated to 5:00pm on August 12, 2020 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933, as amended.

Very truly yours,

GEE GROUP INC.

By:	/s/ Kim Thorpe
Kim Thorpe
Chief Financial Officer